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Exhibit 3.4

ADMINISTRATIVE AND OPERATING SERVICES AGREEMENT

        THIS ADMINISTRATIVE AND OPERATING SERVICES AGREEMENT (this "Agreement") dated November 15, 2004 is by and among Copano/Operations, Inc., a Texas corporation ("Copano Operations"), Copano Energy, L.L.C., a Delaware limited liability company ("Copano Energy"), and the additional entities listed on the signature pages hereto (the "Copano Operating Subsidiaries"), each with offices located at 2727 Allen Parkway, Suite 1200, Houston, Texas 77019. Copano Energy and the Copano Operating Subsidiaries are sometimes collectively referred to in this Agreement as the "Copano Companies."

W I T N E S S E T H:

        WHEREAS, Copano Energy is a holding company for the Copano Operating Subsidiaries, which are engaged in the business of gathering, transporting, compressing, dehydrating, treating, conditioning and processing natural gas and providing related services; and

        WHEREAS, Copano Operations currently procures certain personnel, facilities, goods and services for the benefit of the Copano Operating Subsidiaries; and

        WHEREAS, (i) with respect to the Copano Operating Subsidiaries, the Copano Companies desire to continue such arrangements and (ii) Copano Energy desires that Copano Operations provide similar procurement services for the benefit of Copano Energy, all on the terms and conditions hereinafter set forth.;

        NOW, THEREFORE, for and in consideration of the premises and the mutual agreements contained herein and other good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the Copano Companies and Copano Operations hereby agree as follows:

        1.    Engagement.    Copano Energy hereby engages and retains Copano Operations to procure the personnel, facilities, goods and services described below for the term and on the conditions set forth in this Agreement. Copano Operations hereby accepts such engagement and agrees during the term and on the conditions set forth in this Agreement to procure such personnel, facilities, goods and services and to assume the obligations herein set forth for the consideration provided herein.

        2.    Term.    Subject to Section 12 of this Agreement, the initial term of this Agreement shall commence on November 1, 2004, (the "Effective Date") and shall remain in full force and effect through December 31, 2006 (the "Termination Date") and, thereafter, this Agreement shall automatically be extended for successive one-year terms unless terminated by either Copano Operations or the Copano Companies upon at least 90 days' written notice prior to the commencement of any such renewal term.

        3.    Services.    Subject to Section 4 of this Agreement, Copano Operations shall procure (i) on behalf of the Copano Operating Subsidiaries, personnel, facilities, goods and services (collectively, "Goods and Services") as may be required to operate and manage the business and properties of the Copano Operating Subsidiaries in substantially the same manner that Goods and Services were procured immediately prior to the Effective Date and (ii) such other Goods and Services as from time to time may be reasonably requested by Copano Energy to manage and operate the business, properties and assets of Copano Energy.

        4.    January 2005 Revised Services.    Notwithstanding Section 3 of this Agreement, effective January 1, 2005, Copano Operations shall transfer responsibility for a portion of the procurement of Goods and Services effected by Copano Operations on behalf of the Copano Companies to a newly formed subsidiary of Copano Energy so that for January 2005, the costs associated with the responsibilities assumed by the Copano Companies shall exceed 80% of the average monthly Cost Reimbursement for the months January through October 2004. Copano Operations and the Copano Companies shall mutually agree prior to December 15, 2004, upon the responsibilities to be transferred pursuant to this Section 4. Notwithstanding anything to the contrary herein, after January 2005, Copano Operations shall only procure those Goods and Services as from time to time may be reasonably requested by the Copano Companies and agreed upon by Copano Operations and Copano Operations shall have no right to procure any minimum level of Goods and Services on behalf of the Copano Companies subject to Section 12 with respect to the Houston Office Lease.

        5.    Shared Procurement Services.    Copano Energy acknowledges that in addition to procuring Goods and Services on behalf of the Copano Companies, Copano Operations will provide similar services to certain entities controlled by John R. Eckel, Jr., Copano Energy's Chairman and Chief Executive Officer (the "Related Entities"). As a result, certain costs incurred by Copano Operations with respect to the procurement of Goods and Services on behalf of the Copano Companies will additionally benefit the Related Entities. Additionally, Copano Operations may incur additional costs that will be directly for the benefit of the Related Entities; provided, however that the Copano Companies shall not be obligated for any Cost Reimbursements with respect to such expenditures by Copano Operations.

        6.    Calculation and Payment of Cost Reimbursement.

        (a)    Calculation.    Subject to Section 7 of this Agreement, Copano Operations shall be paid a monthly cost reimbursement (the "Cost Reimbursement") by the Copano Companies equal to the total monthly cash expenses incurred by Copano Operations less (i) a fixed amount of $10,000 for general and administrative expenses incurred by Copano Operations in procuring Goods and Services that additionally benefit the Related Entities (the "Related Entity G&A Allocation"), (ii) a fixed amount of $7,500 for expenses related to field operations and incurred by Copano Operations in procuring Goods and Services that additionally benefit the Related Entities (the "Related Entity Operating Expense Allocation") and (iii) any costs incurred by Copano Operations for the sole benefit of the Related Entities (the "Related Entity Direct Costs"). For purposes of clarification, any expenses incurred by Copano Operations with respect to the employment of geological or geophysical personnel shall be deemed to be a cost incurred by Copano Operations for the sole benefit of the Related Entities and no portion thereof shall be included in the Cost Reimbursement. It is the parties' intention that the Cost Reimbursement represents fair and reasonable compensation by the Copano Companies to Copano Operations for (i) Goods and Services that are for the sole benefit of the Copano Companies and (ii) the Copano Companies' allocable share of Goods and Services that benefit both the Copano Companies and the Related Entities.

        (b)    Payment.    Copano Operations shall invoice the Copano Companies on or before the 20thday of each month for the estimated Cost Reimbursement for the next succeeding month, plus or minus any adjustment necessary to correct prior estimated billings to actual billings. All invoices shall be due and payable on the last day of the month of the invoice. Upon the request of the Copano Companies, Copano Operations shall furnish a reasonable detail of the Goods and Services provided during any month.

        (c)    Periodic Adjustments.    On January 1, 2005, the Related Entity G&A Allocation and the Related Entity Operating Expense Allocation shall each be increased by 12 1/2% and (ii) on each April 1, commencing April 1, 2006 (the "Redetermination Date"), the Related Entity G&A Allocation and the Related Entity Operating Expense Allocation shall be redetermined based upon the following formula:

Redetermined Allocation where	=	Prior Allocation X CPI Factor
"CPI Factor"	=	1 + [CPI (Current)-CPI (Prior)] CPI (Prior)
"CPI(Current)"	=	The Consumer Price Index - All Urban Consumers for December of the year immediately preceding the Redetermination Date
"CPI(Prior)"	=	The Consumer Price Index - All Urban Consumers for December of the year immediately preceding the year for which CPI (Current) is determined
"Prior Allocation"	=	The Related Entity G&A Allocation or the Related Entity Operating Expense Allocation, as the case may be, as in effect during the year immediately preceding the applicable Redetermination Date

        7    Approval of Actual Operating Expenses.    All costs for Goods and Services incurred by Copano Operations and included in the Cost Reimbursement shall be approved by the persons authorized to approve such Cost Reimbursement pursuant to Copano Energy's governance and delegation of authority process. Additionally, Copano Operations acknowledges that the Audit Committee of Copano Energy (the "Audit Committee") may at any time, but will no less frequently than on a quarterly basis, review the Cost Reimbursement and the level of Goods and Services and, as a result, may direct the Copano Companies to decrease the level of Goods and Services or to dispute a prior invoice pursuant to Section 9. In addition to the information that Copano Operations is obligated to provide pursuant to Section 6(b), Copano Operations shall provide such other information as reasonably necessary to determine the veracity or appropriateness of any Cost Reimbursement hereunder.

        8.    Books of Account and Records.    The books of account and records of Copano Operations shall be kept and maintained for a period of at least six years at its principal place of business, to the extent practicable, and shall be maintained in accordance with generally accepted accounting principles and consistent with past practice. Copano Energy or a third party representative thereof shall have the right during the term of this Agreement and for twelve (12) months thereafter to audit, examine and make copies of or extracts from the books of account or any other records of Copano Operations to the extent that they relate to the performance of this Agreement. Such right shall be exercised during normal business hours of Copano Operations and upon at least thirty (30) days' advance written notice. Copano Energy shall bear all expenses incurred in such examination or audit.

        9.    Disputes.    Should there be a dispute as to the propriety of invoiced amounts, Copano Energy shall pay all undisputed amounts on each invoice but shall be entitled to withhold payment of any amount in dispute and shall promptly notify Copano Operations of such disputed amount. Copano Operations shall provide Copano Energy with records relating to the disputed amount so as to enable the parties to resolve the dispute and the parties shall work in good faith to resolve the dispute. Any invoice tendered pursuant to Section 5 of this Agreement shall be contested, if at all, within two (2) years from the date of the invoice; otherwise the invoice shall conclusively be deemed correct.

        10.    Limitation of Liability of Copano Operations.    Copano Operations, its officers, directors, employees, agents and affiliates (collectively, "Affiliates") shall not be liable to the Copano Companies for any error of judgment or mistake of law or any loss or damage with respect to any property of the Copano Companies or arising from any act or omission of Copano Operations or any of its Affiliates in the performance of its obligations hereunder, unless such loss or damage is the result of bad faith, gross negligence, misconduct or any breach of fiduciary duty, disregard of any duties or obligations owed to the Copano Companies by Copano Operations or such Affiliates by reason of this Agreement or any relationship created hereby.

        11.    Indemnification of Copano Operations; Insurance.    The Copano Companies shall indemnify and hold harmless, to the extent permitted by law, Copano Operations and any of its Affiliates who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of any acts or omissions or alleged acts or omissions arising out of the activities of such person, if such activities were performed in good faith either on behalf of the Copano Companies or in furtherance of the interest of the Copano Companies, and in a manner reasonably believed by such person to be within the scope of the authority conferred by this Agreement or by law against losses, damages or expenses for which such person has not otherwise been reimbursed (including, but not limited to, accountants' and attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such person in connection with such action, suit or proceeding, so long as such person was not guilty of bad faith, negligence, misconduct or any other breach of fiduciary duty with respect to such acts or omissions and, with respect to any criminal action or proceedings, has no reasonable cause to believe his conduct was unlawful. Additionally, the Copano Companies shall name Copano Operations as an insured on any liability insurance policy maintained by any of the Copano Companies and covering any matter for which Copano Operations or its Affiliates may be liable as a result of the performance of this Agreement.

        12.    Termination.    This Agreement shall terminate prior to the Termination Date upon 90 days' prior written notice by either the Copano Companies or Copano Operations, upon failure to cure a breach of this Agreement by the other within thirty (30) days' of notice thereof;

provided, however, neither party shall have the right to terminate this Agreement as a result of an alleged breach during any period during which the parties are in good faith attempting to resolve a related dispute. Upon termination of this Agreement, including upon the Termination Date but not including a termination as a result of Copano Operations' breach, the Copano Companies shall remain liable with respect to all continuing contractual obligations and liabilities properly incurred by Copano Operations on behalf of and with the approval of the Copano Companies (the "Existing Obligations"). If any of such Existing Obligations are not assignable, then such Existing Obligations may be terminated by Copano Operations as of the Termination Date. Copano Energy shall indemnify Copano Operations for any penalties or expense incurred by Copano Operations as a result of the early termination of any Existing Obligations. Notwithstanding any provision of this Agreement to the contrary, in the event of the termination of this Agreement for any reason prior to May 31, 2010, such termination shall be deemed a termination of all obligations of the parties under this Agreement, except that this Agreement shall continue through May 30, 2010 with respect to those responsibilities of the parties hereunder related to that certain Lease Agreement dated January 22, 2003 between Copano Operations, certain of the Copano Companies and American General Life Insurance Company (the "Houston Office Lease").

        13.    Additional Provisions Upon Termination.

        (a)    Books and Records.    Upon termination of this Agreement or, earlier upon request of the Copano Companies, Copano Operations shall deliver originals or copies of all books, records and data (whether in electronic or other format) (collectively, the "Records") in its possession and necessary for the operations of the Copano Companies to the Copano Companies as soon as practicable, but in no event later than 60 days after the termination date (the "Record Delivery Date"). During the period subsequent to termination of any of Copano Operations' responsibilities hereunder and prior to the related Record Delivery Date, Copano Operations shall grant the Copano Companies access to the relevant Records during regular business hours. With respect to any Records relating to the Copano Companies that are not reasonably separable from Records that additionally relate to services provided by Copano Operations to entities other than the Copano Companies (the "Non-Copano Entities"), Copano Operations shall provide reasonable access to such Records to the Copano Companies for a period of not less than six years. Copano Operations shall have a right to retain a copy of any Records that Copano Operations may reasonable require for business purposes, including tax compliance.

        (b)    Equipment and Property.    Upon termination of this Agreement and Copano Operations' responsibilities hereunder, Copano Operations shall also deliver to the Copano Companies possession of all equipment and property used exclusively with respect to the operations of the Copano Companies. With respect to property used jointly, Copano Operations shall deliver such property to the Copano Companies or refund to the Copano Companies the Copano Companies' reasonable allocable share of the GAAP book value of such property, but in no event shall Copano Operations withhold any Records contained therein and to which the Copano Companies would otherwise be entitled hereunder. The parties agree to cooperate as to avoid any disruption to the business of the other, and, to the extent practicable, any equipment or property previously used for the joint benefit of the parties will be made available by the party that possesses it on a reasonable basis for a period of not less than three months.

        14.    Force Majeure.    If either party is rendered unable, wholly or in part, by force majeure to carry out its obligations under this Agreement, other than to make payments due, it is agreed that such party's obligations hereunder shall be suspended. The term "force majeure" as employed herein and for all purposes relating hereto shall mean acts of God, strikes, lockouts or other industrial disturbances, acts of the public enemy, wars, blockades, insurrections, riots, epidemics, civil disturbance or any other causes or circumstances, whether similar or dissimilar to the foregoing causes or circumstances, beyond the reasonable control of a party.

        15.    Notices.    All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed to have been delivered on the date personally delivered, as evidenced by an executed receipt, or on the date mailed, postage prepaid, by certified mail, return receipt requested, or facsimile, if addressed to the respective parties as follows:

If to the Copano Companies:	2727 Allen Parkway, Suite 1200 Houston, Texas 77019 Attention: Senior Vice President, Finance and Administration
If to Copano Operations:	2727 Allen Parkway, Suite 1200 Houston, Texas 77019 Attention: Chairman of the Board and Chief Executive Officer

The parties to this Agreement may designate a different address by providing written notice of such new address to the other party hereto.

        16.    Assignment.    This Agreement may not be assigned (i) by Copano Operations unless agreed to in writing by the Copano Companies or (ii) by any of the Copano Companies unless agreed to in writing by Copano Operations.

        17.    Change in Control.    Prior to the termination of this Agreement, Copano Operations nor its affiliates shall cause Copano Operations to enter into any transaction that would result in a "change of control." For purposes hereof, "change of control" shall mean a change in ownership of Copano Operations by more than 50% from the ownership as of the date of this Agreement or a change in the majority of the board of directors of Copano Operations from the board as it is comprised on the date of this Agreement.

        18.    Amendment.    This Agreement may be amended only by an instrument in writing executed by all parties hereto.

        19.    Severability.    Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or held invalid under applicable law, such provisions shall be ineffective to the extent of such provision or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

20.
Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and the permitted successors and assigns of any of the Copano Companies or Copano Operations.

21.
Captions. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

22.
Counterparts. This Agreement may be executed in multiple original counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

23.
Entire Agreement. This Agreement constitutes the entire agreement of the parties relating to the matters contained herein and shall supersede the terms of any prior agreement or understanding between Copano Operations and the Copano Companies concerning the subject matter hereof.

24.
Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Texas, without regard to the principles of conflicts of law.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

COPANO/OPERATIONS, INC.
By:	/s/ JOHN R. ECKEL, JR. John R. Eckel, Jr. Chairman of the Board and Chief Executive Officer
COPANO ENERGY, L.L.C.
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President And Chief Financial Officer
COPANO FIELD SERVICES/COPANO BAY, L.P.
By:	Copano Field Services, L.L.C., its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer

COPANO FIELD SERVICES/SOUTH TEXAS, L.P.
By:	Copano Field Services, L.L.C., its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO FIELD SERVICES/AGUA DULCE, L.P.
By:	Copano Field Services, L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO PIPELINES/SOUTH TEXAS, L.P.
By:	Copano Pipelines, L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO FIELD SERVICES/UPPER GULF COAST, L.P. (TX)
By:	Copano Field Services, L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO PIPELINES/UPPER GULF COAST, L.P.
By:	Copano Pipelines, L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer

COPANO ENERGY SERVICES/UPPER GULF COAST, L.P.
By:	Copano Energy Services, L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO PIPELINES/HEBBRONVILLE, L.P.
By:	Copano Pipelines, L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO ENERGY SERVICES/TEXAS GULF COAST, L.P.
By:	Copano Energy Services (Texas), L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO PIPELINES/TEXAS GULF COAST, L.P.
By:	Copano Pipelines (Texas), L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer

COPANO FIELD SERVICES/CENTRAL GULF COAST, L.P.
By:	Copano Field Services/Central Gulf Coast (Texas), L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO NGL SERVICES, L.P.
By:	Copano NGL Services (Texas), L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO PROCESSING, L.P.
By:	Copano Processing (Texas), L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO FIELD SERVICES/KARNES, L.P.
By:	Copano Field Services, L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
NUECES GATHERING, L.L.C.
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer

ESTES COVE FACILITIES, L.L.C.
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO/WEBB-DUVAL PIPELINE, L.P.
By:	Copano/Webb-Duval Pipeline GP, L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer
COPANO FIELD SERVICES/LIVE OAK, L.P.
By:	Copano Field Services, L.L.C. its Managing General Partner
By:	/s/ MATTHEW J. ASSIFF Matthew J. Assiff Senior Vice President and Chief Financial Officer

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ADMINISTRATIVE AND OPERATING SERVICES AGREEMENT